May 7, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso Eduardo Aleman Brian Cascio Lynn Dicker

Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-141740
Initially filed on April 2, 2007
Amendment No. 1 filed on May 7, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 to the above referenced registration statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 1.
     We are also submitting with Amendment No. 1 the Company’s response (the “Company Response”) to the comments from the staff of the Securities and Exchange Commission received by letter dated April 27, 2007.

U. S. Securities and Exchange Commission
May 7, 2007

     Please direct your questions or comments regarding Amendment No. 1 or the Company Response to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Respectfully submitted, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Mark R. Fitzgerald

Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc. John M. Green, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day Andrew J. Pitts, Cravath, Swaine & Moore LLP